Exhibit (e)(16)

EMPLOYMENT ARRANGEMENT TERM SHEET

August 24, 2009

Company	[Surviving Corp.] (the “Company”).

Executive	Sandra Tillett (the “Executive”).

Title	Executive Vice President, Store Operations.

Employment Terms	The Company will reaffirm the terms of Executive’s existing employment offer letter, and Executive will continue employment with the Company under those terms.

Equity Incentives

Time Vested Awards:

•       Non-qualified stock options with an exercise price equal to the deal price, representing 125,000 shares of common stock of Advent CR Holdings, Inc. (“Parent”) (out of 100,000,000 shares of common stock on a fully diluted basis).

•       Vest in equal installments annually on the anniversary of the grant date over 5 years; provided that Executive is employed by the Company on the applicable vesting date.

•       Exercisable at time of liquidity event (including IPO).

Performance Vested Awards:

•       Non-qualified stock options with an exercise price equal to the deal price, representing up to 200,000 shares of common stock of Parent.

•       100,000 shares of the common stock shall vest upon a liquidity event (which may include an IPO) in which Advent has received net proceeds exceeding 2.0 times its aggregate investment; or 200,000 shares of the common stock shall vest upon a liquidity event (which may include an IPO) in which Advent has received net proceeds exceeding 3.0 times its aggregate investment.

•       Vest upon a liquidity event (which may include an IPO) in which Advent has received net proceeds exceeding 2.0 times its aggregate investment; provided that Executive is employed by the Company on the applicable vesting date.

•       Exercisable at liquidity event, provided that, if liquidity event is IPO then vested performance options become exercisable ratably on an annual basis over the 4 years following the IPO.

Equity Co-Investment	The Executive will have the opportunity to co-invest up to 100% of the after-tax transaction proceeds in the same securities of the Company and at the same price as Advent.

Miscellaneous	All equity will be subject to certain rights and obligations set forth in a customary shareholders’ agreement.

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